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EXHIBIT 11

HASBRO, INC. AND SUBSIDIARIES

Computation of Earnings (Loss) Per Share

(Thousands of Dollars and Shares Except Per Share Data)

	2002		2001		2000
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net earnings (loss) before cumulative effect of accounting change	$75,058	75,058	60,798	60,798	(144,631)	(144,631)

Weighted average number of shares outstanding:
Outstanding at beginning of year	172,537	172,537	171,886	171,886	192,984	192,984
Exercise of stock options and warrants:
Actual	183	183	245	245	128	128
Assumed	—	768	—	887	—	—
Purchase of common stock	—	—	—	—	(16,675)	(16,675)

Equivalent shares	172,720	173,488	172,131	173,018	176,437	176,437

Earnings (loss) per share before cumulative effect of accounting change	$.43	.43	.35	.35	(.82)	(.82)

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HASBRO, INC. AND SUBSIDIARIES Computation of Earnings (Loss) Per Share (Thousands of Dollars and Shares Except Per Share Data)